10333 Harwin Dr Suit #677, Houston TX 77036, USA.
2nd Floor, Nurses House, PC 43, Churchgate Street, (formerly Afribank street) Victorial Island, Lagos State.
0803 333 8600, 0809 833 8600
E-mail: olayinka_oyebola@hotmail.com
yinka@olayinkaoyebolaandco.com
www.olayinkaoyebolaandco.com

OLAYINKA OYEBOLA & CO.
Chartered Accountants

January 18th, 2023

The Partner,
TAAD LLP
200955 Pathfinder Road, Suite 370,
Diamond Bar, CA 91765, USA

Dear Sir,

FCCC, INC.

Our firm has been approached by the above-named client to act as the (PCAOB) Auditors, for the year ended March 31, 2023, and thereafter.

Please could you inform us of any circumstances or information which you have knowledge of, which we need to consider in deciding whether or not to formally accept this appointment. E.g. any matter affecting the following:

- Information that might bear on the integrity of Management.
- Disagreements with Management as to accounting principles, auditing procedures, or other similarly significant matters.
- Communications to those charged with governance regarding fraud and illegal acts by clients.
- Communications to Management and those charged with governance regarding significant deficiencies and material weaknesses in internal control.
- The predecessor auditor's understanding as to the reasons for the change of auditors.

Assuming you know of no professional reason why we should not accept the appointment; we would appreciate providing us with the following information/ documents:

- Letter of resignation.
- Latest set of accounts prepared and submitted to the client.
- Any other relevant information which may be helpful to us in taking over this client.

We hope to receive an early response and thank you in anticipation of your assistance.

Yours faithfully
For: Olayinka Oyebola & Co

Yinka Oyebola FCA
Managing Partner / CEO